FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 02, 2014

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

2 June 2014

Notice of General Meetings and Forms of Proxy

As announced on 23 May 2014, two General Meetings will be held immediately after the RBS Annual General Meeting convened for 2.00 pm on Wednesday, 25 June 2014.

The first General Meeting convened for 3.00 pm (or as soon thereafter as the Annual General Meeting convened for 2.00 pm on the same day and at the same place shall have been completed or adjourned) will consider arrangements for the future retirement of the Dividend Access Share.

The second General Meeting convened for 3.10 pm (or as soon thereafter as the General Meeting convened for 3.00 pm on the same day and at the same place shall have been completed or adjourned) will consider the renewal of share capital authorities in relation to Equity Convertible Notes and the partial renewal of allotment authorities in relation to B Shares.

In line with the authorities approved by shareholders in 2013, which are unused and will expire on 25 June 2014, two resolutions in connection with the issue of Equity Convertible Notes ("ECNs") are being proposed at the second General Meeting to renew these authorities: one an Ordinary Resolution giving the Directors authority to allot Ordinary Shares or grant rights to subscribe for or to convert any security into Ordinary Shares up to an aggregate nominal amount of £1.5 billion and the other a Special Resolution empowering the Directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion.  If approved, this will provide RBS flexibility to manage its capital in the optimal way, should it wish to issue loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued Ordinary Shares in the Company upon the occurrence of certain events (for example, the RBS capital ratios falling below a specified level), diluting existing holdings of Ordinary Shares.

The Directors may at their discretion resolve to give shareholders the opportunity to purchase the Ordinary Shares created on conversion or exchange of any Equity Convertible Notes, where desirable and practicable, and subject to applicable laws and regulations.

In addition to the ECN resolutions, the Board has also determined that it would be prudent to renew, in part, the authority granted by shareholders in December 2009 to allot further B Shares. That authority expires in December 2014 and whilst the requirement for the authority has largely diminished given the exit of RBS from the Asset Protection Scheme and the cancellation of the Contingent Capital Facility, the authority also allowed the conversion of B Shares into Ordinary Shares through a capitalisation issue followed by a consolidation and sub-division.  Although the Board is not aware of any current intention on the part of Her Majesty's Treasury to effect such conversion, the Board considers it appropriate to maintain flexibility over the mechanics of conversion.  An Ordinary Resolution will therefore be proposed at the second General Meeting, which will, if approved, give the Directors authority to allot B Shares in connection with a conversion into Ordinary Shares.

Copies of the Circulars containing Notice of each meeting and the relevant Forms of Proxy are being mailed or made available to shareholders today and have been submitted to the National Storage Mechanism for inspection at: www.Hemscott.com/nsm.do.  The documents are available at: www.rbs.com/agm

Full details on the proposals are set out in full in the Notice of each General Meeting available on our website at www.rbs.com/agm

Name of contact and telephone number for queries:

Richard O'Connor
Head of Investor Relations
+44 (0)207 672 1758

Greg Case
Debt Investor Relations
+44 (0)207 672 1759

Group Media Centre
+44 (0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 June 2014

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary